UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒ Annual report pursuant to Section 15(d) of the Securities and Exchange
Act of 1934 for the fiscal year ended December 31, 2005.

☐ Transition report pursuant to Section 15(d) of the Securities
Exchange Act of 1934 for the transition period from ___ to ___

Commission file number: 001-12297

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UnitedAuto 401(k) Savings and Retirement Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Auto Group, Inc.
2555 Telegraph Road
Bloomfield Hills, MI 48302-0954

UnitedAuto 401(k) Savings and Retirement Plan

Table of Contents

Financial Statements and Exhibit
Page
Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005	3
Notes to Financial Statements	4-7
Supplemental Schedule:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	8

All other schedules required by Section 2520. 103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Exhibit

Signatures	9
Consent of Independent Registered Public Accounting Firm	10

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of

UnitedAuto 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the UnitedAuto 401(k) Savings and Retirement Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Detroit, Michigan
June 27, 2006

UnitedAuto 401(k) Savings and Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	December 31,
	2005		2004

Assets:
Cash	$1,593,869	$	---

Investments	138,010,511		105,328,033

Receivables:
Participant contributions	1,762,101		1,592,231
Employer contributions	1,190,254		1,098,458
Due from broker	161,352		345
Total receivables	3,113,707		2,691,034

Total Assets	142,718,087		108,019,067

Liabilities:
Participant refunds payable	549,265		---
Due to broker	1,755,022		---

Total Liabilities	2,304,287		---

Net assets available for benefits	$140,413,800		$108,019,067

The accompanying notes are an integral part of these financial statements.

UnitedAuto 401(k) Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions:
Investment income:
Net appreciation in fair value of investments	$8,850,753
Interest and dividends	3,254,406
Net investment income	12,105,159

Contributions:
Participant contributions	20,308,053
Employer contributions	4,398,676
Participant rollovers, net	3,410,213
Total contributions	28,116,942

Net transfers into plan	7,631,296
Total additions	47,853,397

Deductions:
Distributions to participants	15,059,189
Mutual fund asset based fees	399,475
Total deductions	15,458,664

Increase in net assets	32,394,733

Net assets available for benefits, beginning of year	108,019,067
Net assets available for benefits, end of year	$140,413,800

The accompanying notes are an integral part of these financial statements.

UnitedAuto 401(k) Savings and Retirement Plan

Notes to Financial Statements as of December 31, 2005 and 2004 and for the Year Ended December 31, 2005

1. Description of the Plan

(a) General

The following description of the UnitedAuto 401(k) Savings and Retirement Plan, as amended through December 31, 2005 (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan, which is a defined contribution savings plan (401(k) plan) covering all eligible employees in the United States of United Auto Group, Inc. (“the Company” or “Plan Sponsor”) who elect to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company’s Employee Benefits Committee (the “Committee”) is the designated administrator of the Plan, including having responsibility for reviewing the performance of the Plan’s investment alternatives. Administrative expenses of the Plan are generally paid by the Company. For the Plan’s mutual fund holdings certain asset based fees are paid by the plan. Wachovia Bank N.A. (the “Trustee”) serves as the trustee of the Plan. Participants with balances from plans merged into the Plan due to acquisitions by the Plan Sponsor may retain certain rights of such merged plans.

(b) Eligibility

Full-time employees in the United States, or part-time or temporary employees in the United States who are scheduled to complete 1,000 hours of service in a twelve consecutive month period beginning with their date of hire, are eligible to participate in the Plan on the first day of the calendar month following the date he or she has completed sixty days of service.

(c) Participant Accounts

Individual accounts are maintained by the Trustee for each of the Plan’s participants. Such accounts include the participant’s contributions and related employer matching contributions, including the net investment return on the participant’s holdings.

(d) Contributions

Under the provisions of the Plan, participants in the Plan may elect to defer through payroll deductions a portion of their compensation to the Plan in an amount generally from 1% to 20% of gross earnings on a pre-tax basis. Highly compensated employees (“HCE’s”) are limited to deferring up to 6%. Such contributions to the Plan may not exceed Internal Revenue Code 402 (g) limitations ($14,000 in 2005). The Plan also allows participants that have attained age 50 to make additional contributions to the Plan of up to $4,000 in 2005. A participant’s elective contributions and Company contributions are invested at the direction of the participant. If a participant does not make such an election, he or she is deemed to have elected to invest in the Stable Portfolio Group Trust Fund.

The Plan Sponsor provides a discretionary match of 37.5% of the first 4% of eligible salary for all contributions by participants (“Match Contributions”). Match Contributions are invested based on participant investment elections other than company bonus matching which is invested in the United Auto Common Stock Fund.

Certain HCEs deferred a portion of their compensation in excess of the Plan limit of 6%. The Plan intends to refund the excess contributions and has recorded a participant refund payable for $549,265.

(e) Loans to Participants

Participants may borrow from their accounts a minimum of $1,000 up to the lesser of 50% of a defined amount credited to their account or $50,000. Loan terms range from 1-5 years, or up to 15 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates. Principal and interest is paid ratably through payroll deductions. Repayment of the entire balance is permitted at any time. Participants are limited to having only one loan outstanding at any point in time, and participants are restricted to initiating only one loan in any consecutive 12 month period.

(f) Vesting

Employee contributions to the Plan vest immediately. Employer matching contributions vest upon the attainment by the participant of three years of credited service.

(g) Investments

Participant investment options consist primarily of common collective trust funds, employer securities, common stock funds and mutual funds. Participants are permitted to change investment options daily.

(h) Payment of Benefits

Upon retirement, death, disability, termination of employment, or attainment of age 59 1/2, the participant or beneficiary may elect to receive a benefit payment in the form of a lump sum distribution. Participants may also make a hardship withdrawal in certain cases of financial need as established by Internal Revenue Service regulations.

(i) Forfeited Accounts

At December 31, 2005 and 2004, amounts determined as forfeited non-vested assets totaled $50,447 and $65,555, respectively. These assets will be used to reduce future employer contributions. During 2005, employer contributions were reduced by $367,659 from forfeited non-vested assets.

2. Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Investment Valuation and Income Recognition

Certain funds are divided into units of participation which are calculated daily by the record keeper. The daily value of each unit in a fund is determined by dividing the total fair market value of all assets in a fund by the total number of units. Under provisions of the Plan, interest and dividend income and net appreciation (depreciation) of the fair value of each investment option are allocated to each Participant's account based on the change in unit value.

Generally investments are stated at fair value, as determined by quoted market prices except for the Plan’s investment in the Stable Portfolio Group Trust which is valued based on the underlying investments in the fund. The Stable Value Group Trust holds synthetic guaranteed investment contracts (GICs) which are recorded at contract value. Contract value is principal plus interest less withdrawals. The GICs are recorded at contract value because they guarantee a minimum rate of return and provide for benefit responsiveness. Participant loans are valued at the outstanding loan balances. Purchases and sales of investments are recorded on the trade date. The Plan records dividends on the ex-dividend date.

(c) Payment of Benefits

Benefits are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid were approximately $400,000 at December 31, 2005 and 2004.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e) Risks and Uncertainties

The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk factors in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Investments

Investments that represent 5% or more of the Plan’s net assets are summarized as follows:

	December 31,
	2005		2004
Wachovia Bank, N.A. Stable Portfolio Group Trust	$49,180,772		$39,712,089
United Auto Common Stock Fund	17,487,463		13,470,552
Dreyfus S&P Midcap Index Fund	8,236,110		6,278,721
Van Kampen Equity and Income Fund	7,860,198		6,147,725
Neuberger & Berman Equity Assets Genesis Assets	8,247,358		4,936,281	*
Fidelity Advisor Series I Equity Growth Fund	6,153,569	*	5,257,396

* Amount is not 5% or more of the Plan’s net assets, however, is displayed for comparative purposes.

During 2005, the Plan’s investments (including gains and losses on all investments bought, sold, and held during the year) appreciated in value as follows:

Common collective trusts	$2,038,273
United Auto Common Stock Fund	4,288,760
Mutual funds and common stock funds	2,523,720
Net appreciation of investments	$8,850,753

4. Non-participant Directed Investments

Certain matching contributions made to the United Auto Common Stock Fund are non-participant directed. Amounts invested in the United Auto Common Stock Fund are as follows:

	December 31,
Net assets:	2005	2004
United Auto Common Stock Fund	$17,487,463	$13,470,552

Information about the net assets and the significant components of the changes in net assets relating to non-participant directed investments is summarized as follows:

	December 31,
Net assets:	2005	2004
Non-participant Directed Investments	$1,180,000	$1,048,317

December 31,
Changes in net assets:	2005
Net appreciation in fair value	$284,796
Distributions to participants	(122,910)
Loans	(9,376)
Other	(20,827)
Net change	131,683
Non-participant Directed Investments -beg. of year	1,048,317
Non-participant Directed Investments -end of year	$1,180,000

In June 2006, the Plan was formally amended to permit participants to invest all employer matching contributions at their discretion. The Plan Administrator is in the process of notifying participants of this change.

5. Net Transfers To Plan

The 401(k) plans of certain companies acquired by the Company are periodically merged into the Plan. All of the assets of these plans are recorded by the plan at fair market value. During 2005, the Company also disposed of a dealership and transferred $603,976 in plan assets to the purchaser’s plan representing accounts of participants that worked at this dealership.

6. Exempt Party-in-Interest Transactions

As of December 31, 2005 and 2004, the Plan (through the United Auto Common Stock Fund) held 457,794 and 455,246 shares, respectively, of United Auto Group, Inc. common stock with a cost basis of $13,154,029 and $11,641,521, respectively. Dividends received from the United Auto Group Common Stock Fund were $207,151 in 2005. The fair value of the United Auto Group Common Stock Fund was $17,487,463 and $13,470,552 at December 31, 2005 and 2004, respectively. In addition, certain Plan investments are shares of various funds managed by Wachovia Bank N.A. which is the trustee of the Plan and, therefore, these investments and their related transactions are considered exempt party-in-interest transactions.

7. Plan Termination

Although it has not expressed any intention to do so, the Company retains the right, if necessary, to amend or terminate the Plan. Any such amendment or termination of the Plan would be subject to the provisions of ERISA. In the event of plan termination, participants would receive 100% of their vested account balances.

8. Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated March 11, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plans financial statements.

9. Plan Amendment

During 2005, the Plan was amended and restated to incorporate certain changes into the Plan to (i) clarify that employees of affiliated companies that are no longer members of the Company’s controlled group are considered terminated participants as of the date the entity is no longer a member of the Company’s controlled group; (ii) provide that union employees of Gateway Toyota shall not receive matching contributions under the Plan; (iii) provide vesting and forfeiture provisions for matching contributions made under the Ford of Tulsa 401(k) Plan and (iv) establish provisions for terminated participants such that if no direction is provided by the participant within 60 days from the date of notice of termination, the Plan is permitted to distribute accrued benefits as a direct rollover to a designated individual retirement account issuer which satisfies the Department of Labor Regulations for participant’s with balances below $5,000 or, if the balance is less than $1,000, as a taxable distribution direct to the participant.

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2005 and 2004 to the Form 5500:

	2005	2004
Net assets available for benefits per the financial statements	$140,413,800	$108,019,067
Add:
Participant contributions receivable	(1,762,101)	(1,592,231)
Employer contributions receivable	(1,190,254)	(1,098,458)
Less:
Participant refunds payable	549,265	---
Net assets available for benefits per the Form 5500	$138,010,710	$105,328,378

The following is a reconciliation of total contributions per the financial statements for the year ended December 31, 2005 to the Form 5500:

Total contributions per the financial statements	$28,116,942
Add:
Contributions receivable - December 31, 2004	2,690,689
Less:
Contributions receivable - December 31, 2005	(2,952,355)
Total contributions per the Form 5500	$27,855,276

The following is a reconciliation of total distributions per the financial statements for the year ended December 31, 2005 to the Form 5500:

Total distributions per the financial statements	$15,059,189
Less:
Participant refunds payable - December 31, 2005	(549,265)
Total distributions per the Form 5500	$14,509,924

11. Voluntary Compliance

The Company is in the process of correcting an operational error pursuant to the Internal Revenue Service’s Employee Plans Compliance Resolution System, Rev. Proc. 2003-44, Section 9. The error was caused by a failure of one of the payroll vendors to add back IRC Section 125 payroll deductions in determining compensation for purposes of the 4% of compensation limited on match contributions. This error resulted in several employees receiving slightly lower matches than they should have received. The failure will be corrected by the Company’s contribution of the matches, plus earnings, to each affected employee’s account. Self-correction pursuant to Section 9 of Rev. Proc. 2003-44 is appropriate because the failure will be corrected within two plan years following the plan year in which the error occurred.

UnitedAuto 401(k) Savings and Retirement Plan

Form 5500, Schedule H, Part IV Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

Name of Plan Sponsor: United Auto Group, Inc.
Employer Identification Number: 22-3086739
Plan number: 005

	(b) and (c )
	Description of Investment Including Maturity Date, Rate of Interest,
(a)	Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	COMMON COLLECTIVE TRUST FUNDS
*	WACHOVIA BANK, N. A. STABLE PORTFOLIO GROUP TRUST	**	$49,180,772
*	WACHOVIA BANK, N. A. ENHANCED STOCK MARKET FUND	**	4,633,146
	TOTAL COMMON COLLECTIVE TRUST FUNDS		53,813,918

	EMPLOYER SECURITIES
*	UNITED AUTO COMMON STOCK FUND	$13,154,029	17,487,463

	COMMON STOCK FUND
	HUSIC CAPITAL SMALL CAP	**	783,999

	MUTUAL FUNDS
	FEDERATED STOCK TRUST	**	2,461,147
	FIDELITY ADVISOR SER I EQUITY GROWTH FD CL T	**	6,153,569
	FIDELITY ADVISOR SER III EQUITY INCOME FD CL T	**	3,702,938
	GOLDMAN SACHS GROWTH OPPORTUNITIES FD INS CL	**	2,815,971
	NEUBERGER & BERMAN FASCIANO FD INV CL	**	1,955,571
	NEUBERGER & BERMAN EQUITY ASSETS PARTNERS ASSETS	**	3,687,047
	NEUBERGER & BERMAN EQUITY ASSETS GENESIS ASSETS	**	8,247,358
	DREYFUS MIDCAP INDEX FD INC	**	8,236,110
	VAN KAMPEN EQUITY AND INCOME FD CL A	**	7,860,198
	AMERICAN EUROPACIFIC GROWTH FD CL R3	**	6,310,325
	T ROWE PRICE MID CAP VALUE FUND CL R	**	2,018,392
	TEMPLETON FOREIGN FUND CL A	**	705,931
	FIDELITY ADV MORTGAGE SEC CCA	**	1,460,112
	PIMCO TOTAL RETURN CLA	**	4,112,628
	THE GROWTH FUND OF AMERICA CL R3	**	34,866
	TOTAL MUTUAL FUNDS		59,762,163

*	PARTICIPANT LOANS (MATURING 2006 TO 2020 AT INTEREST RATES OF 5.25% - 10.50%)	**	6,162,968
	TOTAL		$138,010,511

* Represents a party-in-interest to the plan
** Cost information is not required for participant-directed investments and, therefore, is not included.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UnitedAuto 401(k) Savings and Retirement Plan

Date: June 27, 2006	By: /s/ Paul F. Walters
Chairman Employee Benefits Committee of the Plan

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
EX- 23	Consent of Independent Registered Public Accounting Firm